FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month December 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On December 9, 2014, the registrant announce Successful Transfer of Fairchild Semiconductor’s Discrete Devices to TowerJazz Panasonic Semiconductor’s Japan Fab

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 9, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces Successful Transfer of Fairchild Semiconductor’s Discrete Devices to TowerJazz Panasonic
Semiconductor’s Japan Fab

Committed long term agreement for production of thousands of wafers per month, expected to result in Fairchild becoming one of
TowerJazz’s top customers

MIGDAL HAEMEK, Israel, December 9, 2014 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, announced today that Fairchild Semiconductor has started mass production at TowerJazz Panasonic Semiconductor Co.’s (TPSCo’s) fabrication facility in Tonami, Japan. This is a process transfer from Fairchild of their state of the art discrete devices for the industrial and consumer markets.

“We chose TowerJazz as they are a market leader in process transfer capabilities and are known for the quality of their technical teams and transfer methodologies. There is excellent collaboration between our two companies and we are experiencing very fast project execution and ramp-up of production of our discrete devices,” said Dr. Wei-Chung Wang, SVP, Operations.

This development has been in the works for several months involving significant transition efforts between Fairchild and TowerJazz. “We are very proud and excited to become a first tier supplier for Fairchild. Collaboration between the two companies has enabled record time to mass production. We look forward to enhancing our relationship by providing Fairchild with both specialty TowerJazz and TPSCo technologies and capabilities,” said Zmira Shternfeld-Lavie, VP of Process Engineering R&D and GM of Transfer, Optimization and Development Process Services (TOPS™) at TowerJazz.

TowerJazz’s TOPS business model enables its customers to transfer their process flows into TowerJazz’s worldwide manufacturing facilities, providing them with needed capacity, manufacturing flexibility and competitive cost. TowerJazz’s best in class technology transfer team offers know-how in diverse technologies and the ability to adapt business models and production flows based on its customers’ requirements, providing a great time to market advantage for them and major growth opportunities for the company.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) is a newly established company, 51% owned by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% owned by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752). TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit: www.towerjazz.com and www.tpsemico.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit: www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com